Issuer Free Writing Prospectus dated July 19, 2019

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated July 16, 2019

Registration Statement No. 333-232440

PROSIGHT GLOBAL, INC.

Update and Supplement to Preliminary Prospectus

Dated July 19, 2019

This free writing prospectus relates to the initial public offering of common stock of ProSight Global, Inc. (the “Company”) and should be read together with the preliminary prospectus dated July 16, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of our common stock. On July 19, 2019, the Company filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of our common stock (“Amendment No. 2”), which may be accessed through the following link:

Amendment No. 2 to S-1

References to “ProSight” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus provides an overview of the amendments that were made to the Preliminary Prospectus but should be read together with Amendment No. 2.

Pro Forma Data

The disclosure on pages iv, 21, 51, 55, 60, 90, 91, 113, 147, 160 and 163 in the Preliminary Prospectus (which corresponds to pages iv, 21, 51, 55, 60, 91, 92, 115, 149, 162 and 165 in Amendment No. 2) has been revised to present the pro forma effect of the reorganization and merger described under “Organizational Structure” in the Preliminary Prospectus, pursuant to which ProSight Global Holdings Limited (“PGHL”) will merge with and into ProSight Global, Inc., with ProSight Global, Inc. surviving the merger. As provided in the revised disclosure in Amendment No. 2, the pro forma effect of the reorganization and merger, as at the dates provided, on the shares of our common stock outstanding, earnings per share and stockholders’ equity per share is as follows:

As of March 31, 2019:
Shares of common stock outstanding(1)	6,014,144
Shares of common stock outstanding, after giving effect to the merger of PGHL with and into ProSight Global, Inc.	38,851,368

(1)	Reflects PGHL’s share capital as at March 31, 2019. See “Capitalization” in the Preliminary Prospectus for further information. The holders of PGHL’s equity interests (other than the P Shares) will receive, as merger consideration, 38,851,368 shares of ProSight Global, Inc.’s common stock in connection with the merger.

	Three Months Ended March 31		Year Ended December 31
	2019	2018	2018	2017	2016
Per share of common stock data: Continuing operations only
Basic earnings per share:
Common stock	$2.28	$1.67	$8.96	$(1.19)	$(3.79)
Basic earnings per share, after giving effect to the merger of PGHL with and into ProSight Global:
Common stock	$0.35	$0.26	$1.39	$(0.18)	$(0.59)
Diluted earnings per share:
Common stock	$2.24	$1.64	$8.80	$(1.19)	$(3.79)
Diluted earnings per share, after giving effect to the merger of PGHL with and into ProSight Global:
Common stock	$0.35	$0.25	$1.36	$(0.18)	$(0.59)
Basic adjusted operating earnings per share:
Common stock	$2.26	$1.72	$9.22	$2.41	$(2.66)
Basic adjusted operating earnings per share, after giving effect to the merger of PGHL with and into ProSight Global:
Common stock	$0.35	$0.27	$1.43	$0.37	$(0.41)
Diluted adjusted operating earnings per share:
Common stock	$2.22	$1.69	$9.05	$2.41	$(2.66)
Diluted adjusted operating earnings per share, after giving effect to the merger of PGHL with and into ProSight Global:
Common stock	$0.34	$0.26	$1.40	$0.37	$(0.41)

Stockholders’ equity at March 31, 2019 and December 31, 2018 reconciles to tangible stockholders’ equity as follows:

	March 31, 2019	December 31, 2018
	(in thousands)
Stockholders’ equity	$426,925	$389,830
Less: Intangible assets	29,211	29,219
Tangible stockholders’ equity	$397,714	$360,611
Book value per share	$70.99	$64.82
Book value per share, after giving effect to the merger of PGHL with and into ProSight Global	$10.99	$10.03
Tangible book value per share	$66.13	$59.96
Tangible book value per share, after giving effect to the merger of PGHL with and into ProSight Global	$10.24	$9.28

Stockholders’ equity at December 31, 2018, 2017 and 2016, reconciles to tangible stockholders’ equity as follows:

	December 31
	2018	2017	2016
	(in thousands)
Stockholders’ equity	$389,830	$375,983	$380,654
Less: Intangible assets	29,219	29,249	29,745
Tangible stockholders’ equity	$360,611	$346,734	$350,909
Book value per share	$64.82	$62.72	$69.53
Book value per share, after giving effect to the merger of PGHL with and into ProSight Global	$10.03	$9.71	$10.74
Tangible book value per share	$59.96	$57.84	$64.09
Tangible book value per share, after giving effect to the merger of PGHL with and into ProSight Global	$9.28	$8.95	$9.90

ProSight has filed the Registration Statement (including a preliminary prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates, but it has not yet become effective. No shares of common stock of ProSight may be sold, nor may offers to buy be accepted, prior to the time when the Registration Statement becomes effective. This free writing prospectus may not be used in connection with any offer to sell, or solicitation of an offer to buy, any securities in any state or jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Before you invest, you should read the preliminary prospectus in the Registration Statement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; or from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at Barclaysprospectus@broadridge.com, or by telephone at (888) 603-5847; or from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com.